Exhibit 99.81

DHX Media appoints master agent in China for it's In the Night Garden series

HALIFAX, Jan. 16, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, has appointed UYoung Media Group to spearhead a comprehensive licensing and merchandising campaign in China for its hit property In the Night Garden, which airs on China's state broadcaster CCTV. The deal will terminate on February 28th, 2019.

Michael Donovan, Chief Executive Officer at DHX Media Ltd. said: "In the Night Garden is a globally recognized brand that was a key property in our recent Ragdoll Worldwide acquisition. This hit pre-school series has achieved tremendous commercial success through its broadcasting and licensing programs, and UYoung is well positioned to promote and expand the brand in this territory."

Debbie Gai, General Branding Manager at UYoung added: "We are delighted to be appointed as the exclusive Chinese agent for In the Night Garden, which has established a loyal and expanding fan-base in the local market. We look forward to working with DHX Media to further the worldwide growth of this magical children's property, continuing to establish it as one of the best-loved preschool brands in China."

In the Night Garden, acquired by DHX Media as part of the recent Ragdoll Worldwide Ltd. acquisition, was launched on CCTV in May 2009, achieving immediate success in its first season as the top rated children's television series. The title series has already launched a magazine and a range of toys from plastic and plush through to stationary, and licensee Children's Fun has already published DVD and 30 book titles distributed by Excel Media. In addition, licensee Shanghai Yingbao has opened a third In the Night Garden edu-tainment centre — innovative centres for educational-play with the adored TV characters for children — in Shanghai, China.

Award-winning In the Night Garden consists of 100 half hours, airing in 36 countries and translated into 19 languages.

In the UK, In the Night Garden continues its popularity, consistently on air on Cbeebies since its launch in 2007, and DHX Media has recently announced a renewal deal ensuring the series will continue to be broadcast on the channel until at least Spring 2021.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Enquiries:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 16-JAN-14